Eilenberg & Krause LLP
11 East 44th Street
New York, New York 10017
                           Telephone: (212) 986-9700
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E-mail: MAIL@ezlaw.com

April 25, 2006

Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 6010
Washington, D.C. 20549

Attention:     Greg Belliston
Jeffrey Riedler

Re:          Applied NeuroSolutions, Inc. (the “Company”)
Schedule 14A
Filed March 24, 2006
File # 1-13835

Ladies and Gentlemen:

Set forth below are the Company’s responses to the comments contained in your letter dated April 13, 2006 (the “Comment Letter”). For your convenience, we have replied by reference to the captions and comments in the Comment Letter.

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the above-referenced Schedule 14A (the “Preliminary Proxy Statement”). All page number references in the Company’s responses are to the page numbers of Amendment No. 1.

To facilitate your review, we enclose as courtesy copies to Mr. Belliston one clean and one copy of Amendment No. 1 marked to show the changes from the Preliminary Proxy Statement.

SCHEDULE 14A

Abstentions; Preferred Stock; Broker Non-Votes, page 1

1.	Please disclose in this section which proposals have their approval assured. For example, we note from page 15 that approval of the subsidiary-parent merger is assured.

Response: The Company has revised this section on page 2 of the Amendment No. 1 to disclose that the approval of the parent-subsidiary merger is assured due to the vote of the Series A Preferred Stock, in accordance with this item 1 of the Comment Letter.

Proposal 1, page 4

2.	Please include the information described in Item 401(a)(1) of Regulation S-B for David Ellison and Daniel J. Kerkman. See Item 7(b) of Schedule 14A.

Response: The Company has included the biographical information for Messrs. Ellison and Kerkman on page 6 of the Amendment No. 1 in accordance with this item 2 of the Comment Letter.

Proposal 2, page 14

3.
It appears this proposal has two purposes: (1) to correct the technical errors in the certificate of incorporation, such that the 200 million authorized common shares and the name change are adopted through the appropriate procedure; and (2) to increase the number of authorized common shares to 400 million. Please separate these two actions into two proposals.

Response: In accordance with this item 3 of the Comment Letter, the Company has bifurcated proposal two into two separate proposals: (A) proposal two is for the approval of the parent-subsidiary to amend and restate the certificate of incorporation to correct the technical errors in the certificate of incorporation (the 200 million authorized common shares and the name change), and (B) proposal three is for the approval to increase of authorized common stock to 400 million as part of amending and restating the certificate of incorporation pursuant to the merger agreement.

4.
Does the Amended and Restated Certificate of Incorporation included as Appendix B differ from the last properly adopted certificate in any way other than the change in the number of authorized common shares and the company name? If so, please describe in the filing those changes and their purpose. Depending on what they are, it may be appropriate to discuss them in a separate proposal. We may have further comments.

Response: The Amended and Restated Certificate of Incorporation included as Appendix B to Preliminary Proxy Statement does not differ from the Company’s last properly adopted certificate in any way other than the change in the number of authorized common shares and the company name.

Background; Reason for the Merger

5.	It appears that the number of shares that are currently properly authorized is 22.4 million. Please disclose how many shares are currently outstanding.

Response: The Company disclosed on page 15 of the Amendment No. 1 the number of shares of common stock outstanding currently outstanding, in accordance with this item 5 of the Comment Letter.

6.
We note you were advised a subsidiary-parent merger would be “the best, most practical, least time-consuming and least expensive approach” to correcting the certificate of incorporation. Please briefly compare this “merger” approach to simply amending the certificate of incorporation without a merger. What steps and expenses does a merger help you to avoid?

Response: The Company has added disclosure on page 16 of the Amendment No. 1 to describe the amendment procedure without a merger in accordance with this item 6 of the Comment Letter.

Increase in Number of Authorized Shares of Common Stock, page 16

7.	Please disclose the following:

•	The number of shares currently available for issuance based on 22.4 million authorized shares;
•	The number of shares currently available for issuance based on 200 million authorized shares;
•	The number of shares reserved for issuance under the company’s stock option plan, assuming Proposal 3 is approved;
•	The number of shares the company would be required to issue upon the exercise of outstanding warrants; and
•	The number of shares to be issued in a capital-raising transaction.

Response: The Company has provided the disclosure requested by this item 7 of the Comment Letter on page 19 of the Amendment No. 1, which is in the new proposal three the Company prepared in accordance with item 3 of this Comment Letter. Please note that the Company cannot at this time determine the number of shares to be issued in a capital-raising transaction for the reasons set forth in the Company’s response below to item 8 of the Comment Letter.

8.	Please also describe the planned capital-raising transaction.

Response: The Company will not actively pursue such capital raising transaction until it has secured the approval of proposals two and three in the Amendment No. 1 (the merger and increase of the authorized common stock). Consequently, the Company has revised its disclosure in this section (on page19 of the Amendment No. 1 in the second paragraph above the section entitled “Vote Required”) to state that the Company expects to issue shares of its common stock in its next capital raising transaction.

* * *

We also enclose with this letter a statement from the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me or William Dauber at my office at 212-986-9700 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

                                Very truly yours,

                                /s/Adam D. Eilenberg
                                                                Adam D. Eilenberg

cc:  David Ellison, Applied NeuroSolutions, Inc.